# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AbCellera Biologics Inc., CIK 0001703057
CUSIP: 00288U106
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 2215 YUKON STREET, 2215 YUKON STREET, VANCOUVER, British Columbia Canada (A1), V5Y 0A1
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001088875-23-000005
Filed by CIK 0001088875

## Reporting persons
- BAILLIE GIFFORD & CO: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 9,677,624; shared voting power 0; sole dispositive power 12,894,703; shared dispositive power 0; aggregate amount beneficially owned 12,894,703 (4.4% of the class)

## Item 1. Issuer
Name of issuer: AbCellera Biologics Inc.
Address of issuer's principal executive offices: 2215 YUKON STREET, 2215 YUKON STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V5Y 0A1.

## Item 2. Person Filing
Name of person filing: Baillie Gifford & Co
Address of principal business office or, if none, residence:
Calton Square
1 Greenside Row
Edinburgh
EH1 3AN
Scotland
UK
Citizenship: Scotland UK

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment adviser

## Item 4. Ownership
Amount beneficially owned: 12,894,703
Percent of class: 4.38%
Sole power to vote or to direct the vote: 9,677,624
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,894,703
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- BAILLIE GIFFORD & CO: Grant Meikle, Threshold & Transaction Reporting Manager (10/09/2024)